ASCEND ASSETS SPV I 2023 LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN, AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Ascend Assets SPV I 2023 LLC
447 Broadway
2nd Floor Suite #878
New York, NY 10013

Ladies and Gentlemen:

1. Background. Ascend Assets SPV I 2023 LLC, a Delaware limited liability company (the "**Crowdfunding Vehicle**"), is a Crowdfunding Vehicle under Rule 3a-9 of the Investment Company Act of 1940. The Crowdfunding Vehicle is organized and operated for the sole purpose of directly acquiring, holding, and disposing of the securities issued by a single crowdfunding issuer, Ascend Assets I LLC (the "**Operating Company**" and, collectively, the "**Co-Issuers**"), and raising capital in one or more offerings made in compliance with Regulation Crowdfunding. Together, the Co-Issuers are conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated June 30th, 2023, as the same may be amended from time to time, filed by the Co-Issuers with the Securities and Exchange Commission (the "**Form C**"), and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering a minimum of 100,000 of its units (each a "**Crowdfunding Unit**") at $1.00 per Crowdfunding Unit (the "**Purchase Price**"), representing 100,000 of the Operating Company's class B units (the "**Operating Company Units**" and, collectively, the "**Units**"), for gross proceeds of $100,000 (the "**Target Offering Amount**"); and a maximum of 1,000,000 Crowdfunding Units, representing 1,000,000 Operating Company Units, for gross proceeds of $1,000,000 (the "**Maximum Offering Amount**"). Your investment in the Operating Company will be made via an investment in the Crowdfunding Vehicle. As such, you will receive the Crowdfunding Vehicle's Crowdfunding Units and not the Operating Company Units. Instead, the Crowdfunding Vehicle will contribute the amounts raised in this Offering to the Operating Company in exchange for an identical amount of Operating Company Units. If the Offering is oversubscribed beyond the Target Offering Amount, the Crowdfunding Vehicle will sell Crowdfunding Units on a basis to be determined by the Company's manager, Ascend Technology Corporation (the "**Manager**"). The Company is offering the Crowdfunding Units to prospective investors through Wefunder Portal, LLC (the "**Intermediary**") and its platform (the "**Platform**"). The Intermediary is registered with the Securities and Exchange Commission (the "**SEC**") as a funding portal that acts as an intermediary for crowdfunding offerings. The Intermediary will receive a commission equal to seven and a half percent (7.5%) of gross monies raised in the Offering. Before participating in the Offering, Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the Platform at http://wefunder.com/ascend.

2. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Crowdfunding Units equal to the quotient of the undersigned's subscription amount as indicated through the Platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Intermediary through the Platform. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Intermediary's website (the "**Offering Deadline**").

3. Closing.

(a) Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Crowdfunding Units pursuant to this Agreement (the "**Closing**") shall take place through the Platform at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Crowdfunding Units in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Intermediary and the escrow agent in cleared funds and is accepting subscriptions for Crowdfunding Units having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Co-Issuers may terminate the Offering at any time. The undersigned further understands that during and following the termination of the Offering, the Operating Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Crowdfunding Vehicle, Operating Company, and Manager as follows:

(a) The undersigned understands and accepts that the purchase of the Crowdfunding Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Crowdfunding Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Crowdfunding Vehicle.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed, or warranted to the undersigned by Crowdfunding Vehicle, Operating Company, or Manager, or any other person, that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Crowdfunding Units.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to the information provided by Crowdfunding Vehicle, Operating Company, and Manager, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Crowdfunding Units.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of Crowdfunding Vehicle, Operating Company, Manager, Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Crowdfunding Units. It is understood that information and explanations related to the terms and conditions of the Crowdfunding Units provided in the Form C and accompanying Offering Statement or otherwise by Crowdfunding Vehicle, Operating Company, Manager, Intermediary, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Crowdfunding Units and that neither Crowdfunding Vehicle, Operating Company, Manager, or Intermediary, nor any of their respective affiliates, is acting or has acted as an advisor to the undersigned in deciding to invest in the Crowdfunding Units. The undersigned acknowledges that neither the Crowdfunding Vehicle, Operating Company, Manager, or Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Crowdfunding Units for purposes of determining the undersigned's authority or suitability to invest in the Crowdfunding Units.

(f) The undersigned is familiar with the business and financial condition and operations of Crowdfunding Vehicle and Operating Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning Crowdfunding Vehicle and Operating Company and the Crowdfunding Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Crowdfunding Units.

(g) The undersigned understands that unless the undersigned notifies the Manager in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Manager has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Manager shall cause the return of any previously paid subscription price of the Crowdfunding Units, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Crowdfunding Units or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k) The undersigned confirms that neither the Crowdfunding Vehicle, Operating Company, or Manager has (i) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Crowdfunding Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Crowdfunding Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Crowdfunding Units, the undersigned is not relying on the advice or recommendations of the Crowdfunding Vehicle, Operating Company, or Manager, and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Crowdfunding Units is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill, and experience in business, financial, and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Crowdfunding Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Crowdfunding Units and the consequences of this Agreement. The undersigned has considered the suitability of the Crowdfunding Units as an investment in light of its own circumstances and financial condition, and the undersigned is able to bear the risks associated with an investment in the Crowdfunding Units and its authority to invest in the Crowdfunding Units.

(m) The undersigned is acquiring the Crowdfunding Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Crowdfunding Units. The undersigned understands that the Crowdfunding Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof, which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that Crowdfunding Vehicle, Operating Company, and Manager are relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Intermediary) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Crowdfunding Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Crowdfunding Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that neither the Crowdfunding Vehicle, Operating Company, or Manager has any obligation or intention to register any of the Units or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Crowdfunding Units for an indefinite period.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer, or otherwise dispose of the Crowdfunding Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with

any invitation to subscribe for the Crowdfunding Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Crowdfunding Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Crowdfunding Units. The undersigned's subscription and payment for and continued beneficial ownership of the Crowdfunding Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(q) The undersigned understands that they are purchasing the securities of a crowdfunding vehicle in accordance with Rule 3a-9 of the Investment Company Act of 1940 and, as such, that they are only acquiring the securities of a Crowdfunding Vehicle and not the securities of the underlying Operating Company.

(r) The undersigned understands that they will have no rights, title, or interest in the assets of the Operating Company or the Operating Company Units held by the Crowdfunding Vehicle by way of his or her ownership of Crowdfunding Units.

(s) The undersigned understands that, as a minority, non-voting indirect investor in the Operating Company via his or her ownership of Crowdfunding Units, he or she will have no ability to influence any policies or other corporate matters such as amendments to the Co-Issuer's charter documents and the terms of the Crowdfunding Units or the Operating Company Units, the creation of securities that are senior to the Units being offered, mergers, the sale of all or substantially all of the Operating Company assets, the liquidation or dissolution of the Operating Company or the Crowdfunding Vehicle and all other major corporate events.

6. HIGH-RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE CROWDFUNDING UNITS INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts, or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts, and estimates are based upon assumptions which are subject to change and which are beyond the control of Crowdfunding Vehicle, Operating Company, or its Manager and any management thereof; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Crowdfunding Vehicle Representations. The undersigned understands that upon issuance thereto of any Crowdfunding Units, the Crowdfunding Vehicle will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a) Organizational Power. The Crowdfunding Vehicle has been duly incorporated as a limited liability company under the laws of the State of Delaware and has all requisite legal and organizational power and authority to conduct its business as currently being conducted and to issue and sell the Crowdfunding Units to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Crowdfunding Vehicle, shall constitute valid and legally binding obligations of the Crowdfunding Vehicle, enforceable against the same in accordance with its respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general

application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Crowdfunding Units, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid, nonassessable, and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the operating agreement of the Crowdfunding Vehicle, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8. No Conflict. The execution, delivery, and performance of and compliance with this Agreement and the issuance of the Crowdfunding Units will not result in any violation of, conflict with, or constitute a default under the Crowdfunding Vehicle's operating agreement and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Crowdfunding Vehicle is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Crowdfunding Vehicle, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Crowdfunding Vehicle.

9. Indemnification. The undersigned agrees to indemnify and hold harmless the Crowdfunding Vehicle, Operating Company, Manager, and any of their directors, officers, and agents (including legal counsel) from any and all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11. Legend. The certificates, book entry, or another form of notation representing the Crowdfunding Units sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Crowdfunding Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

12. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Intermediary or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

13. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

14. Submission to Jurisdiction. With respect to any suit, action, or proceeding relating to any offers, purchases, or sales of the Crowdfunding Units by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the Manager's principal place

of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge, or termination is sought.

17. Waiver of Jury Trial. **THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT**.

18. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if the illegal, invalid, or unenforceable provision(s) had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf"), or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail, or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding, and effective for all purposes.

22. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

23. Survival. All representations, warranties, and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Crowdfunding Vehicle, (ii) changes in the transactions, documents, and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

24. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Crowdfunding Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[*Remaining Page Left Intentionally Blank*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of [EFFECTIVE DATE]______.

CROWDFUNDING VEHICLE:

ASCEND ASSETS SPV I 2023, LLC

By: Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By:_______________________

SUBSCRIBER:

____

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited